December 20, 2018

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Raymond Be, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811-04323
	Filing Type:	Form N-1A

Dear Mr. Be:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 19, 2018, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova International Sustainable Equity Fund (the “Fund”), which was filed with the Commission on October 5, 2018 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 28, 2018.

Prospectus

1.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response.      The Registrant confirms that this undertaking is in effect through April 30, 2020, and has inserted this date into Footnote 1.

2.

Comment.      If there are scheduled variations to sales loads, please include language to the following effect: “More information about these and other discounts is available from your financial professional and in [section heading and page number] of the Prospectus and in [section heading and page number] of the Statement of Additional Information.” If the Fund uses an appendix, the disclosure should cross-reference the appendix.

Response.      The Registrant has included disclosure to this effect under the heading “Fund Fees & Expenses” and has inserted the appropriate page references, as set forth below:

“More information about these and other discounts is available from your financial professional and in the section “How Sales Charges Are Calculated” on page 10 of the Prospectus, in Appendix A to the Prospectus and on page 75 in the section “Reduced Sales Charges” of the Statement of Additional Information (“SAI”).”

3.	Comment. In the “Principal Investment Strategies” section, please explain in more detail how you determine what is an emerging market.

Response.      The Registrant has revised the disclosure regarding emerging markets as follows:

“[…] the Fund may invest up to 25% of its assets in securities of companies located in emerging markets (which generally encompasses markets that are not included in the MSCI World Developed Markets Index). ~~Emerging markets are economies that the Adviser believes are not generally recognized to be fully developed markets, as measured by gross national income, financial market infrastructure, market capitalization and/or other factors.~~”

4.	Comment. Please include an 80% test for the Fund for the word “Sustainable” in the section entitled “Principal Investment Strategies.”

Response.      The Registrant respectfully submits that an 80% test is not required under Rule 35d-1 of the Investment Company Act of 1940 , because the word “Sustainable,” as used in the Fund’s name, refers to an investment strategy rather than a type of investment. The Registrant notes that Rule 35d-1 does not apply to a fund name that connotes a type of investment strategy. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

The Registrant respectfully submits that the word “Sustainable” is commonly understood to refer to an investment strategy that considers such factors as the environmental, social and governance practices of issuers, and does not suggest a specific type of investment or investments. The Registrant notes that a number of other funds include the word “sustainable” in their names and do not have an 80% test in their prospectuses. See, e.g., American Century Sustainable Equity Fund (Nov. 28, 2016); Sentinel Sustainable Core Opportunities Fund (Mar. 30, 2016); UBS International Sustainable Equity Fund (Oct. 28, 2016).

For these reasons, the Registrant respectfully submits that the inclusion of the word “Sustainable” in the Fund’s name is consistent with the common usage of this term as a reference to a type of investment strategy, and is unlikely to lead to investor confusion.

5.

Comment.      In the “Principal Investment Strategies” section, please: (i) describe the screens used to determine whether companies “show good ESG practices,” (ii) describe what “the Adviser’s minimum ESG standards” are, (iii) briefly explain how the Adviser determines the levels of a company’s “ESG practices” and (iv) explain in plain English what is meant by “sustainable development themes” in the first bullet point.

Response.      The Registrant has made the following revisions to clarify this disclosure:

“~~The Adviser pursues the Fund’s investment goal by investing in equity securities of companies that it expects will benefit from major global transitions. The Adviser believes~~

~~that there are four major transitions that should reshape the world now and in the future.~~ The Adviser applies a thematic approach to investment idea generation, investing in securities of companies that it believes offer solutions to the major transitions that our world is going through. These transitions include (i) demographics, such as an aging population, (ii) environmental issues, such as water scarcity, (iii) technological advances, such as cloud computing, and (iv) governance changes, such as the growing importance of corporate responsibility. From this large universe of solution providers, the Adviser applies detailed fundamental research to select companies that it believes are well managed, are expected to benefit from strong, sustainable competitive advantages, and have demonstrated a solid financial structure while avoiding irresponsible risks. The Adviser seeks to invest in securities that are trading at significant discounts to what the Adviser believes are their intrinsic values. Furthermore, the Adviser seeks to invest in companies with a positive impact on the United Nations’ Sustainable Development Goals (the “SDGs”), while avoiding companies whose activities or products have a negative impact on or create a risk to achieving the SDGs. The Adviser believes that this approach will result in a portfolio with a better environmental and social profile than the broad equities market.

The Adviser may sell a security due a deterioration in the company’s fundamental quality, a change in thematic exposure or impact relative to the SDGs, a controversy alert such as one relating to human rights, or if the Adviser believes the security has little potential for price appreciation or there is greater relative value in other securities in the Fund’s investment universe.

~~In selecting companies to invest in, the Adviser focuses on providers of solutions to the issues arising from these transitions, as well as companies that provide products and services that address or are otherwise aligned with these transitions and the need to create a more sustainable world.~~

~~The Adviser selects securities based on a thorough fundamental analysis of companies combining financial and environmental, social and governance (“ESG”) considerations. The Adviser emphasizes company specific positive selection criteria over broad based negative screens when assessing ESG practices. This means that the Adviser’s research process is designed to prioritize investments in companies which it believes show good ESG practices and whose products and services help create a more sustainable world, rather than merely excluding companies which the Adviser believes show poor ESG practices. Nevertheless, as ESG criteria are integrated in the Fund’s risk management process, the Adviser also seeks to avoid investing in companies which do not comply with the Adviser’s minimum ESG standards. In deciding which securities to buy and sell, the Adviser generally seeks to invest in securities of companies that:~~

~~•        relate to sustainable development themes derived from long-term global transitions, providing solutions to address issues related to energy, mobility, building and cities, management of natural resources, consumption, healthcare, information technology or finance;~~

~~•        demonstrate adherence to ESG practices, with respect to such issues as fair labor, anti-corruption, human rights, fair business practices and mitigation of environmental impact;~~

~~•        have strong fundamentals, including sustainable business models, competitive positioning, effective management teams, acceptable risk profiles, and long-term growth potential; and~~

~~•        offer attractive valuations.~~

~~In determining whether or not a company’s risk profile is acceptable, the Adviser seeks to evaluate risks that may affect share price in the long-term, such as market, environmental, exchange rate, political, and reputation risks, among others. If the risk profile of a company is too high, the investment team may decide not to invest and/or sell a security and look for alternatives.~~

~~It is expected that the Adviser’s views on long-term global trends and sustainable development themes will evolve over time.~~”

6.	Comment. The “Principal Investment Strategies” section mention preferred stocks and depositary receipts. Please consider disclosing the risks of such investments in the prospectus.

Response.      The Registrant respectfully submits that the principal risks associated with preferred stocks and depositary receipts are sufficiently disclosed under the headings “Equity Securities Risk” and “Foreign Securities Risk,” respectively.

7.	Comment. Please consider reordering the risks by materiality to the Fund rather than alphabetically.

Response.      The Registrant has considered reordering the risks by materiality and respectfully declines to reorder the risks. The materiality of various risks may fluctuate throughout the year based on market conditions and the Registrant has chosen to order risks alphabetically for each of its series.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Natixis Funds Trust I

cc:	Kirk D. Johnson, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.